UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Chain Bridge I
(Name of Issuer)
Class A Ordinary Shares
(Title of Class of Securities)
G2061X102
(CUSIP Number)
February 07, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: G2061X102

1	NAME OF REPORTING PERSON CB Co-Investment LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 86-1859590
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 575,665
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 575,665
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,665
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.14%
12	TYPE OF REPORTING PERSON OO
This Form 13G is filed jointly by CB Co-Investment LLC, Cowen Inc., RCG LV Pearl LLC ("RCG"), and Cowen Investment II LLC, (collectively, the "Reporting Persons").

CUSIP No.: G2061X102

1	NAME OF REPORTING PERSON Cowen Investment II LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 86-2432864
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 575,665
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 575,665
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,665
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.14%
12	TYPE OF REPORTING PERSON OO
This Form 13G is filed jointly by the Reporting Persons.

CUSIP No.: G2061X102

1	NAME OF REPORTING PERSON RCG LV Pearl LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-0351693
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 575,665
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 575,665
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,665
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.14%
12	TYPE OF REPORTING PERSON OO
This Form 13G is filed jointly by the Reporting Persons.

CUSIP No.: G2061X102

1	NAME OF REPORTING PERSON Cowen Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 27-0423711
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 575,665
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 575,665
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,665
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.14%
12	TYPE OF REPORTING PERSON OO
This Form 13G is filed jointly by the Reporting Persons.

CUSIP No.: G2061X102
ITEM 1(a).	NAME OF ISSUER: Chain Bridge I
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 8 The Green #17538 Dover, DE 19901
ITEM 2(a).	NAME OF PERSON FILING: CB Co-Investment LLC Cowen Investment II LLC RCG LV Pearl LLC Cowen Inc.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of each of the Reporting Persons is 599 Lexington Avenue New York, NY 10022
ITEM 2(c).	CITIZENSHIP:
(i)CB Co-Investment LLC is a Delaware limited liability company;
(ii) Cowen Investment II LLC is a Delaware limited liability company;
(iii)RCG LV Pearl LLC is a Delaware limited liability company;
(iv) Cowen Inc. is a Delaware corporation.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Ordinary Shares
ITEM 2(e).	CUSIP NUMBER: G2061X102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
The responses to Items 5-11 of the cover pages of the Schedule 13G are incorporated herein by reference.

As of February 7, 2024, the Reporting Persons may be deemed to beneficially own 575,665 of the Issuer's Class A Ordinary Shares, representing 16.14% of the total number of Class A Ordinary Shares issued and outstanding.

The percentage of the Class A Ordinary Shares held by the Reporting Persons is based on 3,565,683 Class A Ordinary Shares issued and outstanding as of February 7, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2024.

CB Co Investment LLC is the record holder of the securities reported herein. Cowen Investment II LLC is the sole member of CB Co-Investment LLC, RCG is the sole member of Cowen Investment II LLC, and Cowen Inc. is the sole member of RCG. In such capacities, each of Cowen Investment II LLC, RCG and Cowen Inc. may be deemed to beneficially owns the securities owned directly by CB Co-Investment LLC, but disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.
(a) Amount beneficially owned:
575,665
(b) Percent of class:
16.14%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:
575,665
(iii) sole power to dispose or direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:
575,665
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not Applicable

CUSIP No.: G2061X102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 20 2024	CB Co-Investment LLC By: /s/ John Holmes Name: John Holmes Title: Chief Operating Officer
February 20 2024	Cowen Investment II LLC By: /s/John Holmes Name: John Holmes Title: Chief Operating Officer
February 20 2024	RCG LV Pearl LLC By: /s/John Holmes Name: John Holmes Title: Chief Operating Officer
February 20 2024	Cowen Inc. By: /s/John Holmes Name: John Holmes Title: Chief Operating Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: G2061X102
CUSIP No. G2061X102
SCHEDULE 13G

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Ordinary Shares of Chain Bridge I will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 20, 2024

CB Co-Investment LLC

By: Cowen Investments II LLC, sole member,
By: RCG LV Pearl LLC, sole member
By: Cowen Inc., sole member
By: /s/ John Holmes

Cowen Investments II LLC

By: RCG LV Pearl LLC, sole member
By: Cowen Inc., sole member
By: /s/ John Holmes

RCG LV Pearl LLC

By: Cowen Inc., sole member
By: /s/ John Holmes
Name: John Holmes
Title: Chief Operating Officer

Cowen Inc.

By: /s/ John Holmes
Name: John Holmes
Title: Chief Operating Officer

CUSIP No.: G2061X102